02017150

PE
1-31-02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

MAR 0 1 2002

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PROCESSED
MAR 0 8 2002
THOMSON
FINANCIAL

For the month of January 2002

KLM ROYAL DUTCH AIRLINES
(translation of Registrant's trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Table of contents

02/010

MIDDLE EAST ARRANGEMENTS AGREED

LONDON/AMSTELVEEN, Tuesday, January 22, 2002 - British Airways and KLM Royal Dutch Airlines have agreed to initiate a short term network and frequent flyer arrangement on selected flights to the Middle East this summer.

The six month arrangement will help the two carriers maximise their services to the Middle East, following the significant downturn in passenger demand since the terrorist attacks on September 11th last year in the USA. The move will also allow both airlines to reduce costs.

As part of the arrangement, the airlines will establish a new 'frequent flyer' agreement which will enable members of both the British Airways and KLM programmes to earn and redeem their frequent flyer miles/points on the Dammam/Amsterdam and Muscat/Heathrow routes.

The changes to the networks will begin on March 31, 2002 and are as follows:

- KLM will temporarily suspend flights from Amsterdam to Muscat. British Airways will add an additional frequency between London and Muscat which will upgrade its schedule from six times a week to a daily operation.

- British Airways will temporarily suspend its four times a week schedule between Heathrow and Dammam in Saudi Arabia. KLM will continue with four weekly flights to this destination from Amsterdam.

- KLM and British Airways will offer three daily services to and from Dubai, UAE - two services will be operated by British Airways from London Heathrow and one service will be operated by KLM from Amsterdam Schiphol Airport.

Both airlines intend to reintroduce their suspended services when market conditions sufficiently improve.

AMS/DR/BK

KLM Royal Dutch Airlines **INTERIM RESULTS**

KLM REPORTS A THIRD QUARTER OPERATING LOSS OF EUR 76 MILLION achieved a positive free cash flow of EUR 82 MILLION

RESULTS

KLM today reports an **operating loss** of EUR 76 million for the third quarter ending December 31, 2001, compared to an operating profit of EUR 46 million last year. The **net loss** for the quarter amounts to EUR 94 million (EUR 2.02 per common share), a year-on-year deterioration of EUR 98 million.

Operating Result for the nine-month period ending December 31, 2001 was a EUR 30 million profit (previous year EUR 347 million). The net loss for this period amounts to EUR 48 million or EUR 1.06 per common share (previous year a net profit of EUR 165 million or EUR 3.49 per common share).

"KLM was able to adapt swiftly and adequately to substantial changes in its operating environment. Despite this challenging environment, KLM **employees** remained focused on ensuring that passengers enjoy their flight with a reliable and efficient airline. It is a credit to the organization's resilience and flexibility that it was able to respond to the decline in demand for especially passenger travel after the September 11 events. Through a variety of actions the negative impact on the bottom line was less than initially foreseen and we were able to achieve a positive free cash flow " said Leo van Wijk, President and Chief Executive Officer of KLM.

MANAGING THE AVIATION CRISIS

The actions that have been taken, which are on top of a cost reduction program already in hand, include a combination of short and long term measures. These have had a significant effect on the results for this quarter.

In order to balance supply and demand, overall capacity (ATKs) was cut by on average 6 percent during the third quarter. KLM Company reduced passenger capacity (ASKs), by 11 percent (9 percent for KLM Group), while cargo capacity was maintained at the same level as last year. Overall capacity was reduced by cutting frequencies or by operating smaller aircraft, enabling KLM to maintain its global network and preserve its flexibility. As part of KLM's ongoing strategy to optimize its network and take advantage of opportunities, frequencies and capacity were increased on some high-yielding routes.

As cargo demand remained firmer than passenger demand, KLM was able to use to its advantage the flexibility that its fleet of combi-aircraft provides.

In order to restore confidence in flying and stimulate traffic, KLM successfully launched several fare promotions. A variety of actions, including effective revenue management and increased sales and marketing efforts, resulted in an increase of manageable passenger yield (excluding currency effects) of 2 percent. This was achieved despite fare discounting and the widespread decrease in demand for business class travel.

Notwithstanding the fact that a high proportion of KLM's cost base is fixed in the short term, the organization was able to reduce its operating expenses by 9 percent through focused cost management. KLM and the unions also agreed upon postponement of the 2 percent wage increase scheduled for December 1, 2001 till April 1, 2002.
During the third quarter the number of full time equivalent staff was reduced by approximately 1,200 through the combination of recruitment freeze, the termination of temporary contracts, a substantial reduction in the number of agency staff and natural attrition. Furthermore, during this quarter an equivalent of around 1,100 FTE (affecting approximately half of the KLM workforce in the Netherlands) joined a collective reduction of working time over a period of eight weeks.
Also for the longer term, KLM and the unions have agreed a number of structural measures to increase company-wide productivity and further improve organizational flexibility.

FINANCIAL PERFORMANCE

Group Operating revenues were EUR 277 million or 16 percent lower than in the third quarter last year, reflecting the sharp fall in demand particularly for passenger operations. **Group traffic revenues** were down by EUR 222 million (14 percent) year on year, with other revenues down EUR 55 million.
Traffic revenues of other consolidated companies decreased by only 7 percent, as KLM benefited from the accelerated growth in the low-cost segment through its brands buzz and Basiq Air.

KLM Company passenger traffic decreased by 15 percent on a capacity reduction of on average 11 percent, resulting in a drop in load factor of only 3.9 percentage points to 73.3 percent. The fall in both passenger traffic and capacity was most pronounced on the North Atlantic route area where traffic decreased by 31 percent and capacity by 28 percent. Traffic to and from Asia Pacific and Middle East / South Asia also declined substantially. Traffic on the route area Europe was less affected, while the route areas Africa and Central and South Atlantic remained strong throughout the quarter.
Passenger yield declined by only 1 percent (manageable yield increased by 2 percent).
During the course of the quarter, both traffic -economy as well as business class- and yield developed positively.

Whereas cargo industry traffic decreased by approximately 10 percent, **KLM Company cargo** traffic was down by only 3 percent in the third quarter. Capacity levels were unchanged from last year. As a result, load factor fell by 1.5 percentage points to 72.5 percent. Cargo yield decreased by 9 percent (6 percent excluding currency effects). The 6 percent fall in manageable yield was mainly due to a shift in type of shipments and lower traffic levels on high yielding Asia Pacific routes.

KLM Company unit revenues were 9 percent below prior year levels (6 percent excluding currency effects), mainly reflecting the fall in load factors.

Group Operating expenses including fuel costs decreased by EUR 155 million (9 percent) year on year. Fuel costs declined by EUR 74 million (25 percent) as a result of lower volumes as well as a decrease in jet fuel prices.
Manageable costs were reduced by EUR 73 million (6 percent). The cost of handling and work by third parties, and commercial costs decreased by 24 percent and 26 percent respectively. These decreases were in part due to lower traffic volumes. Other operating expenses were lowered by the EUR 27 million received from the Dutch Ministry of Transport as compensation for the damages incurred following the closure of U.S. airspace between September 11 and September 14, 2001.

KLM Company unit costs decreased by 3 percent. Since this decrease was smaller than the overall capacity reduction of 6 percent, manageable company unit cost, including fuel and currency, showed an increase of 2 percent.

Net Financial Expenses showed a year-on-year decrease in the third quarter of EUR 7 million as a result of lower interest rates as well as the implementation of new accounting policies regarding derivatives (SFAS 133) as from April 1, 2001.

Results of holdings showed a loss of EUR 10 million for the third quarter, which is mainly due to KLM's 50 percent holding in Martinair.

The negative **Result on Sale of Holdings** of EUR 13 million mainly relates to the sale of KLM's stake of 30 percent in Braathens.

FINANCIAL POSITION

Despite the net loss of EUR 94 million, KLM reported a positive cash flow from operating activities of EUR 123 million (last year EUR 161 million) mainly due to active management of working capital. Scheduled repayments of long term loans exceeded financing proceeds of new fleet in this quarter. This new aircraft financing was completed at attractive pre-September 11 terms and conditions. Also the sale of our stake in Braathens was completed, which resulted in a positive contribution to the company's cash position. As a result, KLM's **cash position** in this quarter increased by EUR 38 million to EUR 1,472 million. EUR 1,128 million of this amount is included under cash and marketable securities, whereas EUR 344 million of AAA bonds and long term deposits is included under Financial Fixed Assets.

Net debt as a percentage of equity, amounted to 92 percent on December 31, 2001, which was virtually the same as the end of the previous quarter. Equity decreased while KLM's net debt position improved mainly as a result of a higher liquidity position.

"We are pleased to be able to report a cash position which is significantly better than we had anticipated. It is the result of measures taken to respond to the fall in demand as well as several actions taken to strengthen our financial position. KLM is competitively positioned, operationally as well as financially, to successfully withstand the current downturn in the aviation industry" said Rob Ruijter, Chief Financial Officer of KLM.

OPERATIONAL PERFORMANCE

Operational integrity continued to show a marked improvement by comparison to the corresponding quarter last year. The arrival punctuality of KLM flights at its hub Schiphol improved by 4 percent, ranking KLM as the number one hub-and-spoke carrier in Europe in terms of on-time performance. Departure punctuality also improved by approximately 4 percent, despite bad weather conditions in December as well as the delays caused by tightened security measures after September 11.

PRODUCT DEVELOPMENT

In response to the decline in demand for business class travel, particularly in Europe, KLM will reduce the capacity of business class seats by increasing the number of economy class seats. Improvement of the World Business Class product will continue. On intercontinental flights the pitch and recline for seats in the World Business Class of the B767 will be enlarged. Improvements were already introduced for the World Business Class of the MD11 and B747 approximately a year ago. These reconfigurations will be completed by this summer.

OUTLOOK

An improvement in trading conditions was noticeable in the latter part of the third quarter. This continued in January. We will, however, be prudent in adding back capacity.
The traditionally loss making fourth quarter will show a deterioration in operating loss but the decline will be less pronounced than that experienced in the previous quarter.

This report is unaudited.

Amstelveen, January 31, 2002 The Board of Managing Directors

Financial and Statistical data can be found at <<http://investorrelations.klm.com>>. For more information, please contact KLM Investor Relations at 31 20 649 3099 or Media Relations at 31 20 649 4545.

KEY FINANCIAL DATA

(in millions of euros)	Three months ended December 31 2001	2000	Nine months ended December 31 2001	2000
Operating revenues	**1,472**	1,749	**5,041**	5,405
Operating expenses	**1,548**	1,703	**5,011**	5,058
EBITDAR	**131**	243	**674**	929
Operating result	**(76)**	46	**30**	347
As a % of operating revenues	**(5.2)**	2.6	**0.6**	6.4
Pretax result	**(128)**	16	**(68)**	269
Net result	**(94)**	4	**(48)**	165
Per common share (EPS)*	**(2.02)**	0.07	**(1.06)**	3.49
Cash flow from operating activities	**123**	161	**526**	595
Cash flow from investing activities	**(41)**	(119)	**(163)**	(464)
Free cash flow	**82**	42	**363**	131

(in millions of euros)	December 31, 2001	March 31, 2001
Stockholders' equity	**2,036**	2,061
Per common share*	**43.54**	43.93
Average number of common shares outstanding (fully diluted)	**46,809,699**	46,809,699
Financial position		
Stockholders' equity as a percentage of long-term funds	**29**	34
Net debt-to-equity ratio (%)	**92**	104
Interest coverage ratio	**0.3**	2.1
Cash position		
Cash and marketable securities	**1,128**	845
AAA-bonds and long term deposits	**344**	303
	1,472	1,148

	December 31, 2001	September 30, 2001	March 31, 2001
Number of Staff**			
- permanent	**25,793**	26,040	25,571
- tempory	**1,107**	1,289	979
- agency staff	**838**	1,582	1,653
	27,738	28,911	28,203

* After taking other rights to a share in net result and equity into account

** KLM Company and KLC in full-time equivalents. March 31, 2001 figure has been adjusted for purposes of comparison

CONSOLIDATED STATEMENT OF EARNINGS	Three months ended December 31		Nine months ended December 31	
(in millions of euros)	2001	2000	2001	2000
Operating revenues	**1,472**	1,749	**5,041**	5,405
Operating expenses	**1,548**	1,703	**5,011**	5,058
Operating result	**(76)**	46	**30**	347
Financial income and expense	**(29)**	(36)	**(95)**	(102)
Results on sale of assets	**-**	18	**11**	28
Results of holdings	**(10)**	(12)	**(24)**	(8)
Results on sale of holdings	**(13)**	-	**10**	4
Pretax result	**(128)**	16	**(68)**	269
Taxes	**34**	(12)	**20**	(105)
Aftertax result	**(94)**	4	**(48)**	164
Minority interests	**-**	-	**-**	1
Net result	**(94)**	4	**(48)**	165
Attributable to preferred stock dividends	**-**	-	**1**	1
Attributable to common stockholders	**(94)**	4	**(49)**	164

CONSOLIDATED STATEMENT OF CASH FLOWS	Three months ended December 31		Nine months ended December 31	
(in millions of euros)	2001	2000	2001	2000
Net result	**(94)**	4	**(48)**	165
Depreciation	**119**	106	**355**	323
Changes in provisions	**(39)**	(21)	**(34)**	59
Changes in operating working capital	**121**	68	**254**	52
Results of holdings	**10**	12	**24**	8
Results on sale of holdings	**13**	-	**(10)**	(4)
Other changes	**(7)**	(8)	**(15)**	(8)
Cash flow from operating activities	**123**	161	**526**	595
Net capital expenditures on intangible fixed assets	**-**	-	**(5)**	(20)
Net capital expenditures on tangible fixed assets	**(117)**	(47)	**(299)**	(395)
Net capital changes in holdings	**76**	(63)	**141**	(40)
Changes in the group of consolidated holdings	**-**	(9)	**-**	(9)
Cash flow from investing activities	**(41)**	(119)	**(163)**	(464)
Free cash flow	**82**	42	**363**	131
Cash flow from financing activities	**(53)**	35	**(80)**	238
Changes in cash and marketable securities	**29**	77	**283**	369

Net capital expenditures on tangible fixed assets in the third quarter amounts to EUR 117 million and include the final payment on 2 Boeing 737-900s (EUR 40 million). The remainder of this amount relates to capitalized heavy maintenance costs, fleet modifications and other non-fleet capital expenditure.

Net capital expenditures on tangible fixed assets for the nine months period ended December 31, 2001 relate to the purchase of 4 Boeing 737-900s and 2 Boeing 737-800s. Two Boeing 737-300s were sold and leased back and one Fokker 100 aircraft was sold.

CONSOLIDATED BALANCE SHEET

(in millions of euros)	December 31, 2001		March 31, 2001	
Fixed assets				
Intangible fixed assets	**57**		68	
Tangible fixed assets	**5,157**		5,233	
Financial fixed assets	**1,408**		822	
		6,622		6,123
Current assets				
Operating supplies	**296**		298	
Accounts receivable	**1,174**		1,324	
Cash and marketable securities	**1,128**		845	
	2,598		2,467	
Current liabilities	**2,110**		2,090	
Current assets less current liabilities		**488**		377
Assets less current liabilities		**7,110**		6,500
Long-term debt				
Subordinated perpetual debt	**599**		560	
Other long-term debt	**3,919**		3,126	
		4,518		3,686
Provisions		**289**		466
Deferred credits		**267**		287
Group equity		**2,036**		2,061
		7,110		6,500

The increase in Financial fixed assets and Long-term debt (both Subordinated perpetual debt and Other long-term debt) is mainly due to the application of SFAS 133 Accounting for Derivatives as of April 1, 2001.

CHANGES IN STOCKHOLDERS' EQUITY

(in millions of euros)	2001	2000
Balance at March 31	**2,061**	2,019
Changes in accounting policies	**71**	-
Allocation from net result	**(48)**	165
Exchange rate differences/other	**(48)**	-
Balance at December 31	**2,036**	2,184

NOTES TO THE CONSOLIDATED STATEMENT OF EARNINGS

Operating revenues (in millions of euros)	**Three months ended December 31 2001**	**2000**	**%Change**	**Nine months ended December 31 2001**	**2000**	**%Change**
Company traffic revenues:						
Passenger	**883**	1,051	(16)	**3,091**	3,294	(6)
Cargo	**271**	313	(13)	**760**	829	(8)
Total	**1,154**	1,364	(15)	**3,851**	4,123	(7)
Traffic revenues of other consolidated companies	**162**	174	(7)	**671**	642	5
Total traffic revenues	**1,316**	1,538	(14)	**4,522**	4,765	(5)
Other revenues	**156**	211	(26)	**519**	640	(19)
	1,472	1,749	(16)	**5,041**	5,405	(7)

Operating expenses (in millions of euros)	**Three months ended December 31 2001**	**2000**	**%Change**	**Nine months ended December 31 2001**	**2000**	**%Change**
Salaries and benefits	**436**	399	9	**1,296**	1,264	3
Materials and consumables	**120**	116	3	**358**	334	7
Commercial costs	**113**	152	(26)	**382**	449	(15)
Landing and air navigation charges	**124**	125	(1)	**408**	397	3
Handling and work by third parties	**152**	200	(24)	**525**	568	(8)
Depreciation	**119**	106	12	**355**	323	10
Operational lease and aircraft rentals/ truck rentals	**88**	91	(3)	**289**	259	12
Other operating expenses	**174**	218	(20)	**624**	666	(6)
Operating expenses Excluding aircraft fuel	**1,326**	1,407	(6)	**4,237**	4,260	(1)
Aircraft fuel	**222**	296	(25)	**774**	798	(3)
Total operating expenses	**1,548**	1,703	(9)	**5,011**	5,058	(1)

Other revenues decreased in the quarter due to lower revenues from tax-free sales and aircraft handling for third parties.

Salaries and benefits showed a year-on-year increase of 9% in the third quarter, which is due to general wage increases, an increase in staff numbers versus last year and lower pension premium discounts. The decrease in Commercial costs of 26% compared to last year was mainly the result of lower sales commissions. Handling and work by third parties decreased by 24% mainly as a result of lower costs for service on board. These costs decreased due to lower passenger traffic and a changed service concept. Other operating expenses were positively influenced by the government compensation of EUR 27 million for the damage incurred after the September 11 events. Fuel costs in the third quarter decreased by 25% which is mainly due to favorable price effects (EUR 36 million), lower fuel volumes (EUR 21 million) and a lower US dollar rate (EUR 17 million).

AIRLINE OPERATING DATA

KLM COMPANY*	Three months ended December 31 2001	2000**	%Change	Nine months ended December 31 2001	2000**	%Change
Traffic (in millions of RTKs)	**2,323**	2,576	(10)	**7,408**	7,750	(4)
Capacity (in millions of ATKs)	**3,063**	3,273	(6)	**9,713**	9,789	(1)
Load factor (%)	**75.8**	78.7		**76.3**	79.2	
Break-even load factor (%)	**77.8**	75.7		**75.7**	72.4	
Yield per RTK (in cents)	**49.7**	52.7	(6)	**52.0**	52.9	(2)
Excluding currency effects			(3)			(2)
Unit revenues per ATK (in cents)	**37.7**	41.4	(9)	**39.7**	41.9	(5)
Excluding currency effect			(6)			(5)
Unit costs per ATK (in cents)	**38.7**	39.9	(3)	**39.4**	38.4	3
Excluding fuel price effects			(1)			3
Excluding currency effects			0			2
Excluding fuel price and currency effects			2			3
Margin per ATK (in cents)	**(1.0)**	1.5		**0.3**	3.5	
Development of passenger traffic						
Traffic (in millions of RPKs)	**12,483**	14,715	(15)	**43,732**	46,242	(5)
Capacity (in millions of ASKs)	**17,030**	19,050	(11)	**55,815**	57,166	(2)
Passenger load factor (%)	**73.3**	77.2		**78.4**	80.9	
Yield per RPK (in cents)	**7.1**	7.1	(1)	**7.1**	7.1	(1)
Excluding currency effects			2			(1)
Unit revenues per ASK (in cents)	**5.2**	5.5	(6)	**5.5**	5.8	(4)
Excluding currency effects			(3)			(4)
Development of cargo traffic						
Traffic (in millions of RTFKs)	**1,064**	1,091	(3)	**3,017**	3,105	(3)
Capacity (in millions of ATFKs)	**1,468**	1,474	0	**4,419**	4,322	2
Cargo load factor (%)	**72.5**	74.0		**68.3**	71.8	
Yield per RTFK (in cents)	**25.5**	27.9	(9)	**25.2**	26.0	(3)
Excluding currency effects			(6)			(2)
Unit revenues per ATFK (in cents)	**18.5**	20.7	(11)	**17.2**	18.7	(8)
Excluding currency effects			(8)			(7)
KLM Group passenger traffic* **						
Traffic (in millions of RPKs)	**14,416**	16,959	(15)	**52,228**	55,342	(6)
Capacity (in millions of ASKs)	**19,799**	21,719	(9)	**67,242**	68,859	(2)
Passenger load factor	**72.8**	78.1		**77.7**	80.4	

* Unit revenues and unit costs before joint venture settlements

** As of April 1, 2001, RTFK's and ATFK's ex Amsterdam flown by Northwest Airlines are no longer considered as production of KLM. Last year's figures have been adjusted for purposes of comparison. The downward effect on overall RTK and ATK is approximately 1.5%.

*** KLM Group: KLM, KLM Cityhopper, KLM uk and Transavia.

AIRLINE OPERATING DATA
Traffic and capacity figures by route area (KLM Company)*

Three months ended December 31 (in millions of ton-kilometers)	Traffic (RTK) 2001	Traffic (RTK) % growth	Capacity (ATK) 2001	Capacity (ATK) % growth	Load factor (%) 2001	Load factor (%) 2000
Asia Pacific	**813**	(10)	**993**	(6)	**81.9**	85.2
North Atlantic	**587**	(20)	**762**	(18)	**77.0**	79.2
Central and South Atlantic	**323**	6	**435**	11	**74.3**	77.9
Africa	**235**	(2)	**311**	4	**75.6**	79.7
Europe	**184**	(8)	**305**	(6)	**60.3**	62.2
Middle East / South Asia	**181**	(7)	**257**	(5)	**70.4**	71.6
Total KLM	**2,323**	(10)	**3,063**	(6)	**75.8**	78.7

Nine months ended December 31 (in millions of ton-kilometers)	Traffic (RTK) 2001	Traffic (RTK) % growth	Capacity (ATK) 2001	Capacity (ATK) % growth	Load factor (%) 2001	Load factor (%) 2000
Asia Pacific	**2,447**	(8)	**3,046**	(2)	**80.3**	85.3
North Atlantic	**2,054**	(12)	**2,587**	(9)	**79.4**	81.7
Central and South Atlantic	**984**	13	**1,346**	16	**73.1**	75.1
Africa	**693**	4	**908**	6	**76.3**	77.7
Europe	**622**	(4)	**973**	(4)	**63.9**	63.6
Middle East / South Asia	**608**	3	**853**	6	**71.3**	73.8
Total KLM	**7,408**	(4)	**9,713**	(1)	**76.3**	79.2

SUMMARY STATISTICS
(Nine months ended December 31, 2001 compared to last year)



Traffic
(4)%
Capacity
(1)%
Load factor
76.3 (2.9) points
Unit costs (per ATK)
+ 3%
Yield (per RTK)
(2) %
Break-even load factor
75.7% + 3.3 points
Margin**
0.6% (5.8) points

* Last year figures have been adjusted for purposes of comparison
** Operating result as a percentage of operating revenues (group)

Statements in this news release contain forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Act of 1934, as amended, which are based on current expectations, estimates, forecasts and projections about future events. All forward-looking statements involve risks, uncertainties and assumptions that are difficult to predict, and actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements. Such risks and uncertainties include, among others, the future level of air travel demand, the Company's future load factors and yields, the many effects on the Company and the airline industry from the terrorist attacks on the United States on September 11, 2001, including the adverse impact on general economic conditions, increased costs for security, the cost and availability of aviation insurance coverage and war risk coverage, the price and availability of jet fuel and the possibility of additional terrorist activity or the fear of such activity. For additional information regarding factors that may affect future results, see the Company's filings with the United States Securities and Exchange Commission, including but not limited to the Company's Form 20-F for the year ended March 31, 2001. We undertake no obligation to update any forward-looking statements after they are made, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: February 11, 2002

By ______________________________

Name: R.A. Ruijter
Title: Managing Director & Chief Financial Officer

By ______________________________

Name: A.R. de Jong
Title: Executive Vice President Corporate Controller